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Washington, DC	October 21, 2011

 VIA EDGAR AND HAND DELIVERY

Jay Ingram, Esq.
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Ecolab Inc.
        Amendment No. 1 to Registration Statement on Form S-4
        Filed October 6, 2011
        File No. 333-176601

Dear Mr. Ingram :

Our client, Ecolab Inc. ("Ecolab"), today filed with the United States Securities and Exchange Commission (the "Commission") Amendment No. 2 ("Amendment No.2") to its Registration Statement on Form S-4, Commission File No. 333-176601 (the "Registration Statement"), relating to the proposed business combination transaction involving Ecolab and Nalco Holding Company ("Nalco"). For your convenience, we have enclosed five marked copies of Amendment No.2, which have been marked to show changes made since the Amendment No. 1 to the Registration Statement was filed on October 6, 2011, as well as five unmarked copies of Amendment No.2.

Set forth below are responses on behalf of Ecolab to the comments of the Staff of the Commission (the "Staff") contained in its letter to Ecolab dated October 19, 2011. For convenience of reference, the Staff's comments have been reproduced below in italics. Please note that all page numbers in Ecolab's responses are references to the page numbers of Amendment No.2, unless otherwise noted.

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

Amendment No. 1 to Form S-4

Merger Consideration, page 17

1.
We note your response to comment 10 of our letter dated September 27, 2011 and your statement that certain stockholders who own both Ecolab and Nalco shares expect to elect to receive Ecolab shares in the merger if the trading price of Ecolab's common stock makes such election advisable. Please revise your disclosure to include a similar statement in your prospectus. Please also disclose the percentage of shares owned by such stockholders so that Nalco stockholders may have a better understanding of whether or not they will receive consideration consistent with their election.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 1 to include the referenced information in the prospectus and to disclose the estimated percentage of shares owned by such Nalco stockholders. Please see page 18 of Amendment No. 2.

Risk Factors, page 42

2.
We have read your response to comment 18 of our letter dated September 27, 2011 and your disclosure on page 52. You state that you cannot predict the outcome of any litigation or the potential for future litigation. However, you have not disclosed for each loss contingency an estimate of the possible loss or range of loss in excess of accrual, or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-3, 4, 5 for guidance.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 2 to state affirmatively that each of Ecolab and Nalco believes that currently there is not a reasonably possible risk of material loss in excess of its respective recorded contingent liability accruals. Please see page 52 of Amendment No. 2.

The Merger, page 68

Background of the Merger, page 68

3.
Please revise your disclosure to include all discussions relating to the post-merger employment of members of Nalco's management, including the employment of Mr. Fyrwald as President of Ecolab. We note your brief reference to such discussions at the June 16, 2011 meeting of the Nalco board.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 3 to include additional information regarding discussions relating to post-merger employment of members of Nalco's management. Please see pages 72 and 77 of Amendment No. 2.

4.
We note your response to comment 27 of our letter dated September 27, 2011 in which you highlight the potential advantages of a business combination that were discussed at the May 17, 2011 meeting and at the May 24, 2011 telephonic meeting of the Nalco board. Please revise your disclosure to include the description of such advantages within your prospectus.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 4 to include the referenced information in the prospectus. Please see page 70 of Amendment No. 2.

5.
We note your disclosure that on June 7 and June 8, 2011, Mr. Fyrwald had individual telephone conversations with each member of the Nalco board. Please disclose the "additional details" that were provided to the board members during these conversations.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 5 to clarify that Mr. Fyrwald provided members of the Nalco board with a general description of the June 6 meeting with Ecolab. Nalco has confirmed that no "additional details" were provided during these discussions. Please see page 72 of Amendment No. 2.

6.
We note your response to comment 33 of our letter dated September 27, 2011 in which you discuss the strategic alternatives considered by the Nalco board at the July 5, 2011 and July 10, 2011 meetings and the reasons for not pursuing these alternatives. Please revise your disclosure to include this description within your prospectus. Further, we note that strategic alternatives and possible acquisition candidates were also discussed by the Ecolab board on February 24, 2011 and May 5, 2011. Please revise your disclosure to address why the alternatives discussed at those meetings were not pursued.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 6 to include the referenced information in the prospectus. Please see pages 70 and 76 of Amendment No. 2.

Ecolab's Reasons for the Merger; Recommendation of the Ecolab Board of Directors, page 80

7.
We note that in your response to comment 39 of our letter dated September 27, 2011 you discuss various negative factors the Ecolab board considered, including potential risks in the geographic areas where Nalco operates and potential risks relating to certain Nalco offerings. Please include a materially complete discussion of these potential risks considered by the Ecolab board in the prospectus.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 7 to include additional discussion regarding the potential risks considered by Ecolab's board of directors in the prospectus. Please see page 83 of Amendment No. 2.

Nalco's Reasons for the Merger; Recommendation of the Nalco Board of Directors, page 83

8.
We note your revisions in response to comment 40 of our letter dated September 27, 2011. However, it is still not clear what the board considered specifically when evaluating certain factors listed in this section. As one example, it is unclear what was favorable about Nalco's business, results of operations, financial condition, earnings and return to stockholders as a combined company versus on a stand-alone basis. Please revise accordingly.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 8 to provide additional clarification regarding the factors considered by Nalco's board of directors. Please see pages 84 and 86 of Amendment No. 2.

Certain Financial Forecasts of Ecolab and Nalco, page 87

9.
Please advise us as to the consideration you gave to disclosing the information included on page 32 of the discussion materials provided to the Nalco board on July 19, 2011 and on page 28 of the discussion materials provided to the Ecolab board on July 19, 2011.

  Ecolab and Nalco determined that inclusion of the foregoing detailed synergy estimates in the Registration Statement was not appropriate because the estimates were prepared for the limited purpose of providing the Ecolab and Nalco boards of directors with a high-level illustration of the impact of the anticipated commercial and costs synergies arising from the proposed transaction based on a preliminary analysis of possible synergy opportunities. Because of the inherent difficulty in identifying and quantifying synergy opportunities of this nature, particularly with respect to specific estimated time periods and costs required to achieve individual categories of anticipated synergies, Ecolab and Nalco believe that inclusion in the Registration Statement of a detailed preliminary synergy analysis of this type was not customary or appropriate in the context of the information provided in the Registration Statement. While Ecolab and Nalco are confident in the total estimated synergies, and have disclosed these amounts in the Registration Statement, the synergy amounts by category and year are preliminary estimates and could change as the companies' integration plans are finalized. In addition, Ecolab and Nalco did not wish to signal to their respective business organizations details of the areas in which cost synergies are expected because this information could cause undue concern among their employee base and interfere with the companies' integration plans.

Opinion of Nalco's Financial Advisor, page 102

10.
We reissue comment 45 of our letter dated September 27, 2011. Please explain how the Nalco board assessed the significance and reliability of the opinion of its financial advisor given that a substantial portion of the payment for the opinion is conditioned upon the success of the transaction.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 10 to provide additional information regarding the Nalco board's assessment with respect to the opinion of its financial advisor. Please see page 79 of Amendment No. 2.

11.
We reissue comment 46 of our letter dated September 27, 2011. We continue to object to the express statements that Goldman Sachs does not assume any responsibility for the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by them. As we indicated, while it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for the information. Please revise accordingly.

  The applicable disclosure in the Registration Statement has been revised in response to Comment 11 to modify the referenced statements relating to the opinion of Nalco's financial advisor. Please see page 104 of Amendment No. 2.

Material U.S. Federal Income Tax Consequences of the Merger, page 151

12.
We note your statement on page 148 that the opinions of counsel will assume "that the parties will report the transactions in a manner consistent with the opinions." Please advise us as to the meaning and purpose of this assumption.

  The meaning and purpose of the statement on page 148 that the opinion of counsel will assume "that the parties will report the transactions in a manner consistent with the opinions" is a reference to the manner in which the parties will report the transactions on their U.S. federal income tax returns. It is important that the parties report the transactions on their U.S. federal income tax returns in a manner that is consistent with the opinions of tax counsel—that is, as a transaction which qualifies as a reorganization under section 368(a) of the Code. Their failure to do so could create doubt as to whether the parties intend the transactions to so qualify and doubt as to whether the transactions do so qualify. Therefore, the opinions of tax counsel are based on the assumption that the parties will report the transaction in a manner consistent with the opinions.

13.
We note that counsel do not express a firm opinion with respect to certain tax consequences, including the following:

a.
"[I]f the U.S. holder actually or constructively owns Ecolab stock immediately after the merger, the receipt of the cash may be treated as having the effect of the distribution of a dividend to the U.S. holder . . ."

b.
"[A]n allocation of cash on a share by share basis within a block, and/or designation of blacks on the letter of transmittal might result in less taxable gain to a U.S. holder…"

  While in certain circumstances it is appropriate to issue a "should" or "more likely than not" opinion, the disclosure must explain why counsel cannot give a "will" opinion and explain the degree of uncertainty. Please have counsel revise the disclosure accordingly. See Staff Legal Bulletin No. 19 (Oct. 14, 2011).

  The applicable disclosure in the Registration Statement has been revised in response to Comment 13. Please see pages 153 and 154 of Amendment No. 2.

Exhibits 8.1 and 8.2

14.
We note that each opinion states that counsel "confirms our opinion" included in the Proxy Statement/Prospectus. Please have each counsel revise its opinion to clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of counsel.

  The applicable language in the tax opinion of each counsel included as exhibits to the Registration Statement has been revised in response to Comment 14.

15.
We note that each opinion is limited to "those matters specifically set forth above." As this disclaimer appears to limit counsels' opinions to only those matters addressed in Exhibits 8.1 and 8.2, please have counsel delete this disclaimer.

  The applicable language in the tax opinion of each counsel included as exhibits to the Registration Statement has been revised in response to Comment 15.

16.
Please have each counsel revise its opinion to provide its consent to the prospectus discussion of its opinion.

  The applicable language in the tax opinion of each counsel included as exhibits to the Registration Statement has been revised in response to Comment 16.

Form 10-Q for the Quarter Ended June 30, 2011 filed by Nalco Holding Company Financial Statements, page 3

17.
We have read your response to comment 64 of our letter dated September 27, 2011. Please confirm that in your Form 10-Q for the quarter ended September 30, 2011 that you will include a discussion in MD&A related to the increase in DSO and underlying reasons driving the change in your DSO. Please show us your proposed disclosure. Furthermore, please tell us how much of the A/R balance of $876.2 million as of June 30, 2011 was subsequently collected in cash by Nalco Holding Company.

  Nalco has confirmed that its Form 10-Q for the quarter ended September 30, 2011 will include a discussion in the MD&A related to the increase in DSO and underlying reasons driving the change in Nalco's DSO. Nalco's proposed disclosure is set forth below:

  "Accounts receivable DSO increased to 68 days at September 30, 2011 from 64 days at December 31, 2010. The increase was primarily attributable to expanding payment terms to some customers and an increase in slower-paying customers."

  Nalco utilizes many accounting systems globally, which prevents it from readily providing how much of the $876.2 million A/R balance as of June 30, 2011 was subsequently collected in cash. However, other metrics do not provide evidence of any material collectability issues with the A/R balance as of June 30, 2011. A/R as of September 30, 2011 as a percentage of quarterly sales for the three months then ended was 72%, compared to 75% as of June 30, 2011. DSO also improved slightly to 68 days at September 30, 2011 from 69 days at June 30, 2011.

  Nalco management also closely monitors the aging of its accounts receivable and has noted no significant or unusual changes in the aging trend. For example, A/R more than 90 days past due represented 5%, 4%, 5% and 5% of total A/R as of December 31, 2009, December 31, 2010, June 30, 2011 and September 30, 2011, respectively.

Thank you for your consideration of the responses provided in this letter. Should you have any questions concerning the foregoing, please contact the undersigned at the number listed on the cover page of this letter.

Sincerely,
/s/ Craig A. Roeder Craig A. Roeder
cc:
Erin Jaskot, Esq.
Tracey McKoy
Al Pavot
James J. Seifert, Esq.
Stephen N. Landsman, Esq.
Scott A. Barshay, Esq.